

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Serena Shie
Chief Financial Officer
A SPAC I Acquisition Corp.
Cheung Kong Center
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: A SPAC I Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 29, 2021**
> **File No. 333-258184**

Dear Ms. Shie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Cover Page

1.   We reissue comment 1 in part. Please address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

2.   We note your disclosure that you "are not focused on China" but that you may acquire a target business from or that has operations in China. Please therefore explain the meaning behind the assertion that you are not focused on China.

Summary, page 9

3.   We reissue, in part, comment 2. Please revise the disclosure to clarify that purchasers in this offering would be investing in securities of a British Virgin Islands company which would only have contractual relationships with the operating company in China.

Summary of Risk Factors, page 39

4.   We note your revisions in response to comment 6. Please revise to include cross-references to the more detailed discussion of these risks in the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if you have questions regarding these comments.

Sincerely,

Division of Corporation Finance
Office of Finance